Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

DISCLOSEABLE TRANSACTION IN RELATION TO

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

The Board announces that, on August 20, 2024, Kingsoft Cloud Network and CMB Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which the Lessor agreed to provide finance lease service to the Lessee by way of sale and leaseback with the aggregate amount of finance lease principal not exceeding RMB300 million during the term of the Finance Lease Framework Agreement.

HONG KONG LISTING RULES IMPLICATION

In respect of the sale and leaseback arrangements under the Finance Lease Framework Agreement, any leased assets shall first be sold to the Lessor by the Lessee with the aggregate sale price not exceeding RMB300 million, which is the equivalent amount of the aggregate finance lease principal under the Finance Lease Framework Agreement. As such, the transfer of the legal ownership of such said leased assets under the Finance Lease Framework Agreement will constitute a disposal of assets on the part of the Company under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

I.	INTRODUCTION

The Board announces that, on August 20, 2024, Kingsoft Cloud Network and CMB Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which the Lessor agreed to provide finance lease service to the Lessee by way of sale and leaseback with the aggregate amount of finance lease principal not exceeding RMB300 million during the term of the Finance Lease Framework Agreement.

II.	FINANCE LEASE FRAMEWORK AGREEMENT

The summary of the major terms of the Finance Lease Framework Agreement is as follows:

Date	:	August 20, 2024

Parties	:	(I) CMB Financial Leasing; and
(II) Kingsoft Cloud Network

Term	:	The Finance Lease Framework Agreement will expire on October 9, 2027.

Nature of the transaction	:	The Lessor agrees to provide finance lease service to the Lessee by way of sale and leaseback with the aggregate amount of finance lease principal not exceeding RMB300 million. Subject to the principles and scope provided for under the Finance Lease Framework Agreement, the Lessee will enter into individual agreements with the Lessor from time to time for each drawdown, which, in general:

(I) the Lessee will sell the legal ownership of certain assets owned by it to the Lessor;

(II) the Lessee will lease back such assets from the Lessor for certain lease period; and

(III) the Lessee is entitled with an option to buy back the legal ownership of such leased assets upon expiry of such lease period.

Assets to be leased	:	Servers and ancillary facilities (including battery modules, hard disks, network cards and back sheets) owned by the Lessee.

Financing amount	:	The aggregate amount of the finance lease principal under the Finance Lease Framework Agreement shall not exceed RMB300 million.

Interest rate	:	The interest rate under the Finance Lease Framework Agreement shall be determined based on the LPR for loans with a term of more than five years published by the People’s Bank of China as at June 20, 2024, being 3.95%, plus 60 basis points (1 basis point = 0.01%). Such interest rate will be adjusted once every four quarters in instalments as necessary based on the Interests Rate Factors (as defined below).

Payment arrangement	:	The finance lease principal with any interest accrued thereon under the accumulated interest method shall be settled in quarterly instalments, subject to the specific amount set out in the payment notice to be issued by the lessor.

Credit enhancement measures	:	Kingsoft Cloud Network shall provide accounts receivable pledge, guarantee and/or other credit enhancement measures as necessary in respect of its debt under the Finance Lease Framework Agreement (subject to the terms of (i) the individual sale and leaseback agreements and (ii) relevant receivable pledge agreements, where applicable).

Individual agreements	:	The specific leased assets, the sale price, the finance lease principal, the interest rate, the credit enhancement measures and the relevant arrangements shall be specified in the individual sale and leaseback agreements to be entered into by the parties, provided that the terms of the Finance Lease Framework Agreement must be followed.

The consideration under the individual sale and leaseback agreements (including the sale price, the finance lease principal and the interest rate) shall be agreed by the parties after arm’s length negotiations with reference to, among others, the book value of the relevant assets, the prevailing LPR published by the People’s Bank of China and the then-current market financing cost for similar finance lease service (such then prevailing LPR and then-current market financing costs be collectively referred to as the “Interest Rate Factors”).

III.	FINANCIAL IMPACTS AND USE OF PROCEEDS

The transactions contemplated under Finance Lease Framework Agreement will be accounted for as financing arrangements according to the applicable accounting standards, and therefore would not have any significant immediate financial impacts on the earnings of the Group.

The proceeds from the Finance Lease Framework Agreement are intended to be used for the daily operation and the procurement of equipment necessary for the business of the Group.

IV.	REASONS FOR AND BENEFITS OF THE FINANCE LEASE FRAMEWORK AGREEMENT

Entering into the Finance Lease Framework Agreement will extend the financing channels, enhance the liquidity source and optimize the capital structure of the Group by replenishing its working capital.

Having considered the above, the Directors are of the view that the Finance Lease Framework Agreement is on normal commercial terms and in the ordinary and usual course of business of the Group and such terms are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

V.	INFORMATION ON THE PARTIES

Information of CMB Financial Leasing

CMB Financial Leasing Co., Ltd. (招銀金融租賃有限公司) is a company established under the laws of the PRC and wholly owned by China Merchants Bank Co., Ltd. It is principally engaged in finance leasing.

China Merchants Bank Co., Ltd is a commercial bank and a joint stock company established under the laws of the PRC, the shares of which are listed on the Shanghai Stock Exchange (stock code: 600036) and the main board of the Hong Kong Stock Exchange (stock code: 03968).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, CMB Financial Leasing and its ultimate beneficial owner are Independent Third Parties.

Information of Kingsoft Cloud Network

Beijing Kingsoft Cloud Network Technology Co., Ltd.*(北京金山雲網絡技術有限公司) is a limited liability company established under the laws of the PRC on March 25, 2011 and one of the consolidated affiliated entities of the Company. It is principally engaged in cloud services.

Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022. The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

VI.	HONG KONG LISTING RULES IMPLICATIONS

In respect of the sale and leaseback arrangements under the Finance Lease Framework Agreement, any leased assets shall first be sold to the Lessor by the Lessee with the aggregate sale price not exceeding RMB300 million, which is the equivalent amount of the aggregate finance lease principal under the Finance Lease Framework Agreement. As such, the transfer of the legal ownership of such said leased assets under the Finance Lease Framework Agreement will constitute a disposal of assets on the part of the Company under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

VII.	DEFINITION

In this announcement, unless the context otherwise requires, the following words and expressions shall have the meanings ascribed to them below:

“ADS(s)”	American Depositary Shares, each representing 15 ordinary shares of the Company

“Board”	the board of the Directors

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary shares of which were listed on the main board of the Hong Kong Stock Exchange in December 2022

“CMB Financial Leasing” or “Lessor”	CMB Financial Leasing Co., Ltd. (招銀金融租賃有限公司), a company established under the laws of the PRC with limited liability

“Director(s)”	the director(s) of the Company

“Finance Lease Framework Agreement”	the finance lease framework agreement dated August 20, 2024 entered into between CMB Financial Leasing and Kingsoft Cloud Network in relation to the sale and lease back arrangements

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Party(ies)”	person(s) or company(ies) who/which is(are) independent of the Company and its connected persons

“Kingsoft Cloud Network”	Beijing Kingsoft Cloud Network Technology Co., Ltd.* (北京金山雲網絡技術有限公司), a limited liability company established under the laws of the PRC

“Lessee”	Kingsoft Cloud Network or any of its subsidiaries (as the case may be)

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)

“LPR”	the Loan Prime Rate

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement only, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the shareholder(s) of the Company

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“%”	per cent.

By order of the Board Kingsoft Cloud Holdings Limited Mr. Zou Tao Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, August 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.